Meeder Financial & The Flex-funds®

2nd Quarter 2011 Economic Outlook and Review

1

Hello. This is Dale Smith, Chief Investment Officer of Meeder Financial. Welcome to our 2nd Quarter Economic Outlook and Review Webcast. In this brief presentation, we will touch on the key drivers of economic and market performance that we see affecting the markets for the remainder of 2011.

ISM- Institute for Supply Management

70
60
50
40
30
20
10
0
6/30/07
8/31/07
10/31/07
12/31/07
2/29/08
4/30/08
6/30/08
8/31/08
10/31/08
12/31/08
2/28/09
4/30/09
6/30/09
8/31/09
10/30/09
12/31/09
2/28/10
4/30/10
6/30/10
8/31/10
10/31/10
12/31/10
2/28/11
4/30/11
6/30/11
Current readings show evidence of economy expanding.

Source: Bloomberg

2

As we’ve discussed in previous quarters, for a very timely representation of GDP, we like to follow the Institute for Supply Management’s monthly purchasing manager index.  Any reading above 50 indicates expansion.  This indicator has now been above 50 for 23 consecutive months, indicating nearly two years of continuous expansion. This is indicative of further economic growth and the calls for a so called double dip recession continue to fade. While this indicator has declined modestly, it is being compared to readings in the first quarter which were at their highest level in the past 7 years.  In other words, by this measure, the economy was expanding at a faster pace in the first quarter than at any time in the past 7 years, and though the rate of increase has decelerated, the continued readings above 50 continue to indicate an expanding economy.

Job Losses in Post WWII Recessions

Percent Job Losses in Post WWII Recessions, aligned at maximum job losses
1948 1953 1958 1960 1969 1974 1980 1981 1990 2001 2007 ex-Census
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Relative to Peak Employment Month
-25 -24 -23 -22 -21 -20 -19 -18 -17 -16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Months, Aligned at bottom of Recession
http://www.calculatedriskblog.com/
Current Employment Recession
Dotted line ex-Census Hiring
9.2%
Unemployment
June 2011

3

Turning to unemployment, the unemployment rate continues to hover at around 9%, though this is almost always a severely lagging indicator.  For a more current representation of job growth, we introduced this chart a few quarters ago, which shows the net job losses, in percentage terms for every recession since World War II.  The two things that continue stand out here are, first the depth of the most recent recession compared to the previous 10 recessions and second, the general symmetrical pattern of loss and recovery of previous recessions.  If this trend holds true for this period as well, we will likely see an acceleration of job gains over the next several months, as projected by the blue line in this chart.

Weekly Claims back above 400,000

Initial Weekly Unemployment Claims
Current Level
Initial Claims (4 week moving Average)
Initial Weekly Unemployment Claims (000)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12
http://www.calculatedriskblog.com/
Rate under 400,000/ week is necessary for sustained job creation

4

This chart of initial weekly jobless claims provides an even more timely snapshot of the employment situation in the United States.  Many economists believe that a rate under 400,000 per week is necessary for sustained net job creation.  While clearly better than last year or the year before,  the fact that the average claims seem stuck just above 400,000 per week is a continuing cause for concern.

Double Dip in Housing Prices

Case Shiller Composite Indices SA (Nominal)
Composite 10
Composite 20
Case-Shiller Index
250
200
150
100
50
0
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
http://www.calculatedriskblog.com/

5

Next, turning to housing, this chart depicts historical trends in housing prices using the Case Shiller 10 City and 20 City Composites.  What these indices show is that after a brief period of stabilization, which was helped by two separate stimulus packages that have since expired, prices continue to slide modestly, and though certainly not at the rates of 2006 through 2008, continue to put a cap on consumer confidence and are a continuing headwind for the economy.

Housing Absent From Economic Rebound

Residential Investment as Percent of GDP
Percent of GDP
8%
7%
6%
5%
4%
3%
2%
1%
0%
1947
1948
1949
1950
1951
1952
1953
1954
1955
1956
1957
1958
1959
1960
1961
1962
1963
1964
1965
1966
1967
1968
1969
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
http://www.calculatedriskblog.com/

6

Normally, new housing construction represents approximately 5% of total GDP in the United States.  The bad news is that new home construction represents the lowest contribution to GDP since records have been kept.  Notice in this slide how residential investment tends to increase at the end of recessions, here shaded in light blue.  After the last recession, however, housing has not rebounded as it has in past recessions.  This has been caused by a combination of issues, including the housing bubble, foreclosed homes still providing excess supply to the housing market, lingering unemployment and banks and other financial institutions reluctance to lend.  The good news, if there is some, is that, as it relates to GDP, the contribution resulting from new home construction can’t get much worse from here.

Gasoline

$3.50
$3.00
$2.50
$2.00
$1.50
Rising food and energy prices act as a tax on consumers.
Jul 2009
Aug 2009
Sept 2009
Oct 2009
Nov 2009
Dec 2309
Jan 2010
Feb 2010
Mar 2010
Apr 2010
May 2010
Jun 2C10
Jul 2010
Aug 2010
Sept 2010
Oct 2010
Nov 2010
Dec 20 0
Jan 2011
Feb 2011
Mar 2011
Apr 2011
May 2011
Jun 2011

Source: Bloomberg

7

Gasoline prices, along with the prices of many other commodities, have risen sharply during 2011.  However, as the second quarter demonstrated, the prices of these commodities can fall quickly as well.  Rising food and energy prices act as a tax on consumers, which diverts spending from other activities.  Since consumer spending comprises approximately two thirds of our nation’s overall economy, it is important that food and energy prices don’t rise too far in order to keep the economic recovery on track.  On a positive note, recently as the price of oil has dropped, the cost of gasoline has declined by approximately 40 cents per gallon, reducing the effects of this headwind on economic growth.

Conditions Remain Supportive of Further Market Gains

- Global leading indicators remain expansionary
- Valuations supportive of market level
- Inflationary and interest rate backdrop remain constructive
- Various investment models continue to favor high beta groups

8

We would now like to highlight several key considerations that supports our overall investment posture, which continues to favor further stock market upside.  To summarize, economic indicators around the world remain expansionary, stock market valuations are reasonable, the level of inflation and interest rates are low, and our various investment models prefer market segments that have historically performed well in a rising market environment.

Leading Indicators

2010 indicates recent deceleration in economic activity was likely temporary
1.5%
1.2%
0.9%
0.6%
0.3%
0.0%
-0.3%
-0.6%
-0.9%
-1.2%
12/31/01
3/31/02
6/30/02
9/30/02
12/31/02
3/31/03
6/30/03
9/30/03
12/31/03
3/31/04
6/30/04
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
5/31/11

Source: Bloomberg

9

This is a chart of the month-to-month change in leading economic indicators, which is released by the Conference Board.  Following a positive start to the year, leading economic indicators briefly slipped into negative territory during the month of April, which also coincided with concerns that global economic activity was quickly decelerating.  However, in the most recent report, leading indicators rebounded sharply back to a positive reading, which helped reinforce our view that the deceleration in economic activity was likely to be temporary.  As illustrated in the chart, a similar phenomenon was experienced during 2010 as well.

Core CPI

3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Inflations remains low
5/31/00
12/31/00
5/31/01
12/31/01
5/31/02
12/31/02
5/31/03
12/31/03
5/31/04
12/31/04
5/31/05
12/31/05
5/31/06
12/31/06
5/31/07
12/31/07
5/31/08
12/31/08
5/31/09
12/31/09
5/31/10
12/31/10
5/31/11

Source: Bloomberg

10

There has been significant attention and debate regarding the potential for high inflation given the global economic recovery and ongoing easy monetary policy characterized by low interest rates in developed economies.  As an example, inflation has increased recently due to rising gas prices, which was driven primarily by rapidly increasing oil prices.  However, as we saw during the second quarter, the price of oil and other commodities can drop just as quickly as they increased, which can lead to volatile inflation readings.

As a result, many economists tend to focus on ‘core’ measures of inflation, which exclude volatile food and energy prices.  On that basis, which is presented in this chart, inflation remains low and also helps explain why treasury yields remain at historically low levels.

Stock Market Valuation

90
80
70
60
50
40
Earnings
1600
1400
1200
1000
800
600
Price
S&P 500
Earnings
2006
2007
2008
2009
2010
2011

Source: Bloomberg

11

And finally, stock market valuations are supportive of current market prices, and potentially argue for additional upside.  This chart shows the price of the S&P 500 going back to 2006, as well as the level of earnings for the companies comprising the S&P 500 Index.  As you can see, the level of earnings has essentially matched its prior peak set back in 2007; however, the price of the S&P 500 is approximately 15% lower than the peak price realized in 2007.  This implies that there is room for expansion in the amount that investors are willing to pay for earnings, which is known as the market multiple.  The market multiple also tends to respond well to a low interest rate and inflationary environment, which we highlighted on the previous chart.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive

Dublin, OH 43017

Phone: 866.633.3371

www.meederfinancial.com

clientservices@meederfinancial.com

12

Thank you for your time.  I strongly encourage you to also view our 2nd Quarter 2011 Review webcast focusing on the recent performance of the markets as well as our current investment strategies and allocations.

Thank you for joining us today.

Meeder Financial & The Flex-funds®

2nd Quarter 2011 Review

1

Hello.  This is Dale Smith, Chief Investment Officer of Meeder Financial.  Welcome to our 2nd Quarter 2011 Review webcast.

In this brief presentation, we will review the recent performance of the stock market along with our current investment strategies and allocations.

S&P 500 YTD

1400
1350
1300
1250
1200
1150
1100
1050
1000
12/31/10
1/14/11
1/28/11
2/11/11
2/25/11
3/11/11
3/25/11
4/8/11
4/22/11
5/6/11
5/20/11
6/3/11
6/17/11
6/30/11
6.0%
As of June 30

Source: Bloomberg

2

The next several slides are simple views of the stock market, represented by various indices over various time periods.  Each slide tells a slightly different story.  This first slide depicts the S&P 500, shown here in blue, which represents 500 of the largest companies in the United States and represents approximately 75% of the market value of all stocks in the U.S.  The red line is the 200 day moving average of the S&P 500.  Similar to the mid-February to mid-March time period, the S&P declined approximately 7% from the period of April 29th to June 15th.  At that point, the market was up only 1.5% on a year-to-date basis.  However, the market then bounced off of its 200 day moving average and the S&P 500 finished the last two weeks of June up strongly.  As of June 30, the S&P 500 ended up 0.1% for the 2nd quarter and a little over 6% for the year-to-date period.

S&P 500- Current market snapshot

10/9/07 to 6/15/11

Closing High
October 9, 2007
101.6%
3/9/09 – 6/15/11
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
+12.0%
+7.4%
+18.5%
+24.2%
-5.4%
-7.1%
-6.1%
-8.1%
-15.9%
-6.5%
-6.4%
+101.6%
-6.91%
10/1/07
1/1/08
4/1/08
7/1/08
10/1/08
1/1/09
4/1/09
7/1/09
10/1/09
1/1/10
4/1/10
7/1/10
10/1/10
1/1/11
4/1/11
7/1/11
10/1/11
1/1/12

Source: Bloomberg

3

Now let’s look at a little bit of a longer term chart.  With the 2007 and 2008 stock market performance still fresh in many investors minds, every 5% decline combined with a few negative news stories now tend to cause tremendous anxiety.  In fact, the S&P 500 averages 4 to 5 such declines per year over longer periods.  This chart shows that there have been 8 such declines of 5% or more since March of 2009, a period of time that the markets have increased nearly 100%.

Year to Date Returns

S&P 500 Index
Russell 2000 Index
Emerging Markets
Developed International
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
12/31/10
1/15/11
1/31/11
2/15/11
2/28/11
3/15/11
3/31/11
4/15/11
4/30/11
5/15/11
5/31/11
6/15/11
6/30/11

Source: Bloomberg

4

This slide compares the S&P 500 to 3 other segments of the market.  The S&P 500 is shown here again in blue.

Small capitalization stocks, represented by the Russell 2000 index shown here in red, were marginally ahead of the S&P after the first quarter, but were actually down 1.6% during the second quarter and are now essentially in line with the large cap stocks year to date.

Emerging Markets, shown here in green, continue to lag the U.S. markets but have recently gained some ground on a relative basis, and are now in positive territory year to date.

The Developed International markets, shown here in yellow, lagged the U.S. markets early in the second quarter, due to the unfortunate events in Japan and the continuing credit problems in Europe.  However, these markets have regained their relative performance and lag the U.S. markets only very slightly on a year-to-date basis.  Our next slide will show the S&P 500 vs. Developed International markets for a longer time frame.

S&P 500 vs. Developed International

12/31/09 to 6/30/11

30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
S&P 500
Developed International
12/31/09
1/31/10
2/28/10
3/31/10
4/30/10
5/31/10
6/30/10
7/30/10
8/31/10
9/30/10
10/31/10
11/30/10
5/31/11
6/30/11
We have avoided developed international in our tactical equity portfolios since late 2009.

Source: Bloomberg

5

As we have noted in previous quarters, we have consciously avoided any direct exposure to developed international markets since December of 2009 in any of our tactically managed equity portfolios.  This has aided our relative performance over this time period.  However, more recently, the relative valuations in Europe and Japan have become more favorable and, if these trends in our investment models continue, we may initiate a position in these markets for the first time in over a year and a half.

Growth vs. Value

6/30/10 to 6/30/11

50%
40%
30%
20%
10%
0%
-10%
Growth
Value
Models favoring
Growth over Value
since September
6/30/09
7/30/10
8/31/10
9/30/10
10/31/10
11/30/10
12/31/10
1/31/11
2/28/11
3/31/11
4/30/11
5/31/11
6/30/11

Source: Bloomberg

6

As we have also noted in the past two quarters, our investment models have generally been favoring growth over value since September of last year. This positioning has also aided our performance over that time period.  Currently, our biggest sector overweight is in Health Care stocks, a sector that is normally classified as growth.

NDR Cycle Composite

S&P 500 vs NDR Cycle Composite
Daily Data 12/31/2008 - 12/31/2012 (Log Scale)
S&P 500 Index (Left Scale)
Cycle Composite 2009-2012 (Right Scale)
1500 1466 1432 1399 1367 1335 1305 1275 1245 1217 1189 1161 1134 1108 1083 1058 1034 1010 987 964 942 920 899 878 858 838 819 800 782 764 746 729 712 696 680
117.24 116.53 115.83 115.13 114.43 113.74 113.06 112.38 111.70 111.02 110.35 109.69 109.03 108.37 107.71 107.06 106.42 105.78 105.14 104.50 103.87 103.24 102.62 102.00 101.38 100.77 100.16
J M M J S N J M M J S N J M M J S N J M M J S N
2009
2010
2011
2012
(HOT2011 05021A_C)
Historical returns of one-year seasonal, four-year presidential, ten-year decennial cycles.

©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/ .

7

This slide is a composite representation where the red line represents an equally weighted composite made up of the historical returns of the one-year seasonal cycle, the four year presidential cycle, and the 10 year decennial cycle.  The blue line represents the performance of the S&P 500 for the past 2 and a half years.  Direction, here is more important than the actual level.  If the historical red line is any indication, the markets can be in for continued volatility over the next 18 months leading up to the next election.

S&P 500 Market moves *after* a 25% gain

50%
40%
30%
20%
10%
0%
-10%
3 Months
6 Months
12 Months
Dec 11, 1970
Feb 5, 1975
August 11, 1980
Oct 7, 1982
Feb 27, 1986
March 4, 1987
March 5, 1991
Feb 18, 1997
Dec 21, 1998
June 16, 1990
April 9, 2009
Median

Source: Bloomberg

8

We used this slide last quarter and show it again as a reminder to investors.

From September 2010 to mid-February 2011, the S&P 500 gained over 25%.

A logical concern for many investors is how the stock market might perform after such a strong advance over such a short-period of time. There have been 12 other occurrences over the past 40 years where the S&P 500 gained over 25% in a period of less than 6 months.  As shown here, in virtually every instance, the markets were higher 3, 6, and 12 months later, on average by 3%, 10%, and 18% respectively.

Additionally, our Defensive Equity model has continued to indicate a favorable risk/reward relationship in the stock market.  As a result, we are maintaining our fully invested position in our Defensive Equity Portfolios.

A/D Line Still Strong

S&P 500
1,800
1,600
1,400
1,200
1,000
800
600
12/31/05
4/30/06
8/31/06
12/31/06
4/30/07
8/31/07
12/31/07
4/30/08
8/31/08
12/31/08
4/30/09
8/31/09
12/31/09
4/30/10
8/31/10
12/31/10
4/30/11
8/31/11

NYSE Advance/ Decline
355000
335000
315000
295000
275000
255000
235000
215000
195000
175000
12/31/05
4/30/06
8/31/06
12/31/06
4/30/07
8/31/07
12/31/07
4/30/08
8/31/08
12/31/08
4/30/09
8/31/09
12/31/09
4/30/10
8/31/10
12/31/10
4/30/11
8/31/11

Source: Bloomberg

9

One final market chart, this slide compares the S&P 500 for the past several years with what is known as the advance/decline or A.D. line.  The advance/decline line simply measures the number of stocks increasing in value vs the number of stocks decreasing in value each day.  Note how the A/D line began declining in late 2007 while the market was still rising.  This is frequently viewed as a signal of a potential market top, as fewer and fewer stocks are leading the advance.  Note how more recently, this divergence doesn’t appear to be occurring.  The A/D line continues to advance along with the market.  This strong breadth measure is one of the reasons we continue to give this bull market the benefit of the doubt.

Where We Are Investing Now

Data as of June 30, 2011

Growth Portfolios

- Maintaining small-cap & mid-cap overweight
- Overweight Industrial Materials & Healthcare
- Underweight Energy & Utilities
- Still avoiding Developed International, modest Emerging Market exposure

10

Currently, in our growth portfolios, we are maintaining our overweights to small and mid cap stocks.  We are also overweight both Industrial Materials and Healthcare, while underweight both Energy and Utilities.  To date, as mentioned, we have avoided the developed international markets space while maintaining modest exposure to the emerging market space.

Where We Are Investing Now

Data as of June 30, 2011

Defensive Equity Portfolios

- Models indicate low risk stock market environment
- Fully invested all of 2011
- Equity holdings similar to Growth Portfolios

11

For our defensive equity portfolios, our models have indicated that we are in a low risk stock market environment.  Consequently, we increased our equity exposure throughout the fourth quarter of last year and ended the year essentially fully invested in the stock market, a position we have maintained throughout the first half of 2011. The equity holdings in our defensive equity portfolios are very similar to our growth portfolios.

Where We Are Investing Now

Data as of June 30, 2011

Defensive Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may rise
- Target maturity: Below benchmark
- Overweight Corporate Bonds, underweight Treasuries and Agencies

12

Our fixed income models continue to indicate that intermediate term interest rates may increase.  As a result, we continue to maintain an average weighted maturity slightly below that of our benchmark.  We also continue to overweight investment grade corporate bonds versus US Treasuries and Agencies.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive

Dublin, OH 43017

Phone: 866.633.3371

www.meederfinancial.com

clientservices@meederfinancial.com

13

Thank you for your time.  We encourage you to also review our 2nd Quarter 2011 Economic Outlook webcast focusing on recent economic trends and other potential key drivers that could affect the financial markets for the remainder of 2011.

If you have questions or comments, please feel free to call or send us an email.

Thank you for joining us today.